April 22, 2010

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attn:	Russell Mancuso
Tom Jones

Re:	Hoku Corporation
Registration Statement on Form S-3, File No. 333-164814
Application for Withdrawal

Ladies and Gentlemen:

Pursuant to Rule 477(a) promulgated under the Securities Act of 1933, as amended, the undersigned registrant (the “Registrant”) hereby applies for an order granting the immediate withdrawal of its Registration Statement on Form S-3, together with all exhibits thereto, Commission File No. 333-164814 (collectively, the “Registration Statement”). The Registration Statement was originally filed with the Commission on February 9, 2010.

The Registration Statement related to 20,013,786 shares of the Registrant’s common stock, consisting of 10,013,786 shares that were issued to the selling security holder and 10,000,000 shares of the Registrant’s common stock issuable to the selling security holder upon the exercise of a warrant. In light of discussions with the staff of the Commission regarding the nature and size of the proposed transaction to be registered for resale, the Registrant has determined not to proceed at this time with the registration of the shares of common stock for public resale as contemplated by the Registration Statement. No securities have been sold pursuant to the Registration Statement.

Accordingly, the Registrant respectfully requests that the Commission issue an order granting the withdrawal of the Registration Statement as soon as reasonably possible. If you have any questions regarding this application for withdrawal, please contact Paul Boyd, Esq., of Stoel Rives LLP, legal counsel to the Registrant, at (208) 387-4247.

Sincerely, Hoku Corporation By: /s/ DARRYL S. NAKAMOTO Darryl S. Nakamoto, Chief Financial Officer

1288 Ala Moana Boulevard Suite 220 · Honolulu, Hawai’i  96814 · Tel 808-682-7800 · Fax 808-440-0357 · www.hokucorp.com